CUSIP No. 88770Q105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tintri, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

88770Q105

(CUSIP Number)

Blair Flicker

General Counsel

Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

212-230-9200

With a copy to:

Gordon R. Caplan

Matthew J. Guercio

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,992,390

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,992,390

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,390

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person PN

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,108,567

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,108,567

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,108,567

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person CO

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Holdings Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,501,054

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,501,054

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,501,054

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person OO

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Star Trinity, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,392,487

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,392,487

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,487

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%

14	Type of Reporting Person PN

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Star Trinity GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,392,487

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,392,487

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,487

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%

14	Type of Reporting Person OO

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,392,487

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,392,487

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,487

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%

14	Type of Reporting Person OO

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Cayman) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 523,709

	8	Shared Voting Power 0

	9	Sole Dispositive Power 523,709

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 523,709

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person PN

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Delaware) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 557,411

	8	Shared Voting Power 0

	9	Sole Dispositive Power 557,411

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 557,411

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person PN

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII (Co-Investors), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,057

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,057

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,057

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person PN

CUSIP No. 88770Q105		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,108,567

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,108,567

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,108,567

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person PN

CUSIP No. 88770Q105

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D originally filed on July 10, 2017 (the “Original Schedule 13D”), Amendment No. 1 filed on March 5, 2018 (“Amendment No. 1”) and Amendment No. 2 filed on May 24, 2018 (“Amendment No. 2”, and, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership, Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company, Insight Holdings Group, LLC, a Delaware limited liability company, Star Trinity, LP, a Delaware limited partnership (“Star Trinity”), Star Trinity GP, LLC, a Delaware limited liability company, Insight Venture Management, L.L.C., a Delaware limited liability company, Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership, Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership, Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership and Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (collectively with the foregoing entities in this paragraph, the “Reporting Persons”). The purpose of this Amendment is solely to correct a clerical error in Amendment No. 2 related to the number of shares beneficially owned by the Reporting Persons. The correct number of shares beneficially owned by the Reporting Persons is set forth on the cover pages to this Amendment.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

To correct the clerical error discussed above, Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to have shared dispositive and voting power with respect to 4,501,054 Shares, representing approximately 13.4% of the Shares issued and outstanding. Each Share is entitled to one vote. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person.

The percentages of beneficial ownership in this Schedule 13D are based on 33,589,244 Shares outstanding as of April 6, 2018, as reflected in the Issuer’s Annual Report on Form 10-K, which was filed with the SEC on May 18, 2018.

CUSIP No. 88770Q105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 25, 2018

INSIGHT VENTURE PARTNERS VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. 88770Q105

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

STAR TRINITY, LP

By:	Star Trinity GP LLC, its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. 88770Q105

STAR TRINITY GP, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE MANAGEMENT, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory